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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20449


                          Notice of Exempt Solicitation
                       submitted pursuant to Rule 14a-6(g)


1.       Name of Registrant:

         American Power Conversion Corporation
         -------------------------------------


2.       Name of person relying on exemption:

         College Retirement Equities Fund
         --------------------------------


         Address of person relying on the exemption:

         730 Third Avenue, New York, NY 10017
         ------------------------------------


3.       Written materials. The following materials are attached:

         Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund







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Ex. 99.1
LETTER
                                                                       Exhibit 1
                                                                Peter C. Clapman
                   Senior Vice President and Chief Counsel, Corporate Governance
                                                                       TIAA-CREF
                                                                730 Third Avenue
                                                         New York, NY 10017-3206

                                                                     May 3, 2002
Dear Fellow American Power Conversion Corporation Shareholder:

         The College Retirement Equity Fund, a holder of more than 1 million shares of American Power Conversion Corporation, is proposing a shareholder resolution at APC's June 11 annual meeting requesting that the Board adopt and communicate to shareholders a policy of full board and committee independence. Specifically, the resolution requests the APC Board:

         To nominate director candidates such that, if elected, a substantial majority of directors would be independent, and if sufficient independent directors are elected, to appoint entirely independent audit, compensation and governance/nominating committees.

         Since we believe that board independence fosters long-term value for shareholders, we urge all APC shareholders to support this resolution. YOU CAN DO SO BY VOTING FOR ITEM NUMBER 6 on the Company's proxy card.

         An independent board, and independent audit, compensation and nominating/governance committees, will better serve APC shareholder interests by providing broader perspective, objectivity and judgment, and in the long run will contribute to greater shareholder value. Conversely, a board lacking such independent perspective and dominated by management and insiders, as the APC Board now appears to be constituted, over time can become excessively influenced by management and operational interests, and become insensitive to changing strategic forces and the independent investor's position.

                 THE BOARD SEEKS TO PERPETUATE INSIDER DOMINANCE

HISTORICAL BACKGROUND: There is strong evidence that APC's Board, over the past 10 to 15 years, has become vulnerable to these kinds of forces. During the 1988-2001 period, APC's Board was made up of the same five individuals: the Founding Chairman, the CEO, two senior executives, and one outside executive of a financial services firm. In 2000, 2001 and again this year, the Board opposed shareholder resolutions from other shareholders advocating greater diversity among its members.

         In the proxy statement, in opposing this year's shareholder proposal advocating board diversity, the Board stated: "The track record of APC's Board is undeniable. APC is clearly ranked at the top of its industry, as well as among the best companies in the U.S. and the world." This statement was made despite the company's Performance Graph in the same proxy statement, indicating that APC's total 5-year shareholder return was substantially below both the NASDAQ average and a peer group average. One must ask, "Is this Board really in touch?"

         Last year, when new New York Stock Exchange Audit Committee rules requiring independent audit committees came into force, APC added two independent directors. Even then, this was done shortly AFTER the annual meeting, again suggesting indifference to the point of view of the independent investor. APC's Board still fails to meet the requirements for independence which would be established by the policy we advocate in our proposed resolution.
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Current situation:
------------------

o Four of the seven directors are current executives, or the retired founding chairman. Rather than consisting of a substantial majority of independent directors, the APC Board will continue to be comprised of a majority of directors who are insiders or who, in our view, are affiliated (and not totally independent).

o No independent nominating committee has been established, and neither the audit nor compensation committees are fully independent by the terms of the shareholder resolution.

         Support for the resolution we propose will send a clear message that investors support independence on APC's Board and committees.

                   APC SOUGHT TO BLOCK A VOTE ON THIS PROPOSAL

         Shareholders should also be aware that APC sought to secure SEC staff approval to omit our proposal from the Company's Proxy and deny shareholders the opportunity to vote on the independence issue. Subsequently, for the first time, the APC Board adopted a policy to nominate for election a majority of independent directors, with the Company using its definition of "independence." This new policy is deficient in these respects:

o    It fails to call for a SUBSTANTIAL majority of independent directors.
o The criterion for "INDEPENDENCE" in the new policy permits APC's Founding Chairman of the Board to be classified as "independent."
o    There is no reference to committee independence in the new policy.

         In our view, these provisions fell well short of providing for the SUBSTANCE of objective perspective and truly independent judgment as an influence in the boardroom, which our resolution seeks to achieve. MOST SIGNIFICANTLY, ADOPTION OF THIS POLICY WOULD NOT LEAD TO ANY CHANGE IN BOARD STRUCTURE OR COMPOSITION; rather, it would allow continuation of the status-quo.

         After consideration of these steps, the SEC staff denied APC's request to omit our resolution, and you therefore have the opportunity to vote on this important issue. We urge you to vote FOR the resolution, sending a message to the Board that shareholders value board independence.

                                   Sincerely,



                                   Peter C. Clapman

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                  PLEASE VOTE "FOR" ITEM 6 ON APC'S PROXY CARD
TIAA-CREF is requesting that you cast your votes FOR the shareholder proposal (Item No. 6) on the proxy card sent out by American Power Conversion. Please note that if you leave the proxy card blank and return it, the company will count your votes against our proposal. TIAA-CREF is NOT sending out a separate proxy card.
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